China Digital TV Announces Strategic Investment in OPENV

BEIJING, January 29, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV”), the leading provider of conditional access systems to China's expanding digital television market, today announced that it has made a joint investment in OpenV China Holdings Company (“OpenV”), a leading Chinese online video company, alongside one of OpenV’s existing shareholders.

Subject to the satisfaction of certain conditions, the aggregate amount of China Digital TV’s investment will be up to US$14.5 million, consisting of consideration for an initial equity investment, a convertible loan to OpenV and consideration payable upon the potential exercise of a warrant to purchase additional shares of OpenV. Assuming the full conversion of the convertible loan into OpenV’s shares and the full exercise of the warrant, China Digital TV’s equity interest in OpenV would be approximately 25% to 31%, subject to certain performance adjustment mechanisms. China Digital TV has the right to appoint two directors to OpenV’s seven-member board of directors.

The aggregate amount of the investment from both investors will be up to US$17 million in cash.

Founded in 2006, OpenV’s interactive web TV platform employs advanced online video technology to provide users with personalized video content services. OpenV currently has entered into cooperation agreements with more than 40 of China’s TV stations, including six strategic content partners, namely, CCTV, Beijing TV, Shanghai Media Group, Phoenix TV, Hunan TV and China Entertainment TV. OpenV offers 578 online TV channels and owns millions of hours of licensed video content. As of the end of 2009, OpenV’s daily average traffic reached more than 55 million page views, 40 million video views and 8 million unique visitors.

“We are very pleased to partner with OpenV, a leader in providing high quality, licensed video content to audiences in China,” said Mr. Jianhua Zhu, chairman and chief executive officer of China Digital TV. “We have been very impressed with OpenV’s ability to develop proprietary online video technology, create a superior user experience and expand its partnership with domestic content owners over the past few years. Through this cooperation, we look forward to leveraging China Digital TV’s content protection and terminal device technology, as well as our close relationships with cable operator customers across the country, to provide high-quality video programs to Chinese audiences across a variety of platforms.”

Mr. Zhu added, “This investment is in line with China Digital TV’s long term strategy to create and market products that allow consumers to conveniently access high quality content anywhere, anytime. As the trend towards network convergence in China continues to accelerate, we expect to see the benefits of this cooperation as well exciting opportunities to provide consumers with new ways to access high-quality video content.”

“We are delighted to enter into this strategic partnership with China Digital TV,” said Mr. Yanpeng Chen, OpenV’s chief executive officer. “OpenV has always been committed to providing comprehensive and user-friendly online video services to web users and was the first player in China to promote high-resolution online videos in the industry. The cooperation with China Digital TV brings us with a powerful partner in the digital TV industry and I believe our alliance will open an exciting new era in China’s online video industry.”

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

About OpenV

Founded in 2006, OpenV is a leading Chinese online video company, providing personalized video content services and an interactive web TV platform. OpenV partners with more than 40 China’s TV stations, including six strategic content partners, namely, CCTV, Beijing TV, Shanghai Media Group, Phoenix TV, Hunan TV, and China Entertainment TV. OpenV offers 578 online TV channels and owns millions of hours of licensed video content. For more information please go to the company website at www.openv.com.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com